OSISKO GOLD ROYALTIES LTD

. . . . . . . . . . . . . . . . . .
Unaudited Condensed Interim
Consolidated Financial Statements

For the three and nine months
ended
September 30, 2017

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
	Notes	2017	2016
		$	$

Assets

Current assets
Cash and cash equivalents	4	108,902	499,249
Short-term investments		1,447	2,100
Accounts receivable		15,692	8,416
Inventories		8,430	-
Other assets		1,163	974
		135,634	510,739

Non-current assets
Investments in associates	5	198,194	82,902
Other investments	6	111,591	108,409
Royalty, stream and other interests	7	1,650,414	494,768
Property and equipment		250	266
Exploration and evaluation		102,110	100,038
Goodwill		111,204	111,204
Deferred income taxes		11,533	7,978
		2,320,930	1,416,304

Liabilities

Current liabilities
Accounts payable and accrued liabilities		8,605	7,438
Dividends payable		7,850	4,266
Provisions and other liabilities	8	5,490	4,153
		21,945	15,857

Non-current liabilities
Long-term debt		193,738	45,780
Provisions and other liabilities	8	13,681	12,433
Deferred income taxes		159,807	127,930
		389,171	202,000

Equity
Share capital		1,620,776	908,890
Warrants		30,901	30,901
Contributed surplus		12,452	11,411
Equity component of convertible debenture		3,091	3,091
Accumulated other comprehensive income (loss)		(10,520)	7,838
Retained earnings		273,465	250,306
Equity attributable to Osisko Gold Royalties Ltd shareholders		1,930,165	1,212,437
Non-controlling interests		1,594	1,867
Total equity		1,931,759	1,214,304
		2,320,930	1,416,304

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		2017	2016	2017	2016
	Notes	$	$	$	$

Revenues	12	68,179	17,570	103,664	48,968

Cost of sales	13	(44,214)	45	(44,587)	(121)
Depletion of royalty, stream and other interests		(8,324)	(2,629)	(15,318)	(8,463)
Gross profit		15,641	14,986	43,759	40,384

Other operating expenses
General and administrative		(5,937)	(3,490)	(18,834)	(12,611)
Business development	3	(9,734)	(1,597)	(14,697)	(6,419)
Exploration and evaluation		(57)	(241)	(141)	(936)
Gain (loss) on disposal of exploration and evaluation assets		-	-	20	(312)
Cost recoveries from associates		1,013	763	2,910	2,166
Operating income		926	10,421	13,017	22,272
Interest income		751	932	3,157	2,249
Dividend income		-	1,572	-	4,716
Finance costs		(1,626)	(963)	(3,559)	(2,516)
Foreign exchange gain (loss)		(7,906)	1,909	(15,451)	(11,177)
Share of income (loss) of associates		329	(1,334)	(2,632)	(3,730)
Other gains, net	14	14,714	9,992	31,336	29,542
Earnings before income taxes		7,188	22,529	25,868	41,356
Income tax expense		(559)	(4,854)	(4,303)	(8,156)
Net earnings		6,629	17,675	21,565	33,200

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		6,728	17,757	21,847	33,433
Non-controlling interests		(99)	(82)	(282)	(233)

Net earnings per share attributable to
Osisko Gold Royalties Ltd’s shareholders	15
Basic		0.05	0.17	0.19	0.32
Diluted		0.05	0.17	0.18	0.32

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Net earnings	6,629	17,675	21,565	33,200

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income
Changes in fair value of financial assets at fair value through comprehensive income (loss)	(780)	24,967	1,913	65,277
Income tax effect	233	(3,358)	(50)	(3,574)
Change in fair value of derivative financial instruments – cash flow hedges	(10,588)	-	(21,072)	-
Income tax effect	1,419	-	2,824	-
Share of other comprehensive income (loss) of associates	(140)	689	(203)	1,503

Items that may be reclassified to the consolidated statement of income
Currency translation adjustments	(1,789)	-	(1,789)	-
Share of other comprehensive income (loss) of associates	(347)	94	(828)	(595)
Other comprehensive income (loss)	(11,992)	22,392	(19,205)	62,611

Comprehensive income (loss)	(5,363)	40,067	2,360	95,811

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	(5,264)	40,149	2,642	96,044
Non-controlling interests	(99)	(82)	(282)	(233)

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
			September 30,		September 30,
	Notes	2017	2016	2017	2016
		$	$	$	$
Operating activities
Net earnings		6,629	17,675	21,565	33,200
Adjustments for:
Share-based compensation		2,926	942	9,257	5,722
Depletion and amortization		8,361	2,698	15,423	8,647
Share of loss (income) of associates		(329)	1,334	2,632	3,730
Net loss (gain) on acquisition of investments		(148)	-	2,135	(8,913)
Net gain on dilution of investments in associates		(13,510)	(3,691)	(30,319)	(6,910)
Net gain on disposal of investments		(71)	-	(703)	(3,410)
Change in fair value of financial assets at fair value through profit and loss		(985)	(6,301)	(2,449)	(10,309)
Deferred income tax expense		559	4,854	4,303	8,156
Loss (gain) on disposal of exploration and evaluation assets		-	-	(20)	312
Settlement of restricted share units	8	(5,539)	-	(5,539)	-
Foreign exchange loss (gain)		7,920	(1,906)	15,448	11,170
Other		414	399	1,198	1,064
Net cash flows provided by operating activities before changes in non-cash working capital items		6,227	16,004	32,931	42,459
Changes in non-cash working capital items	16	(5,133)	(1,026)	(5,738)	(1,797)
Net cash flows provided by operating activities		1,094	14,978	27,193	40,662

Investing activities
Net decrease in short-term investments		100	100	600	200
Business combination, net of cash acquired	3	(622,420)	-	(622,420)	-
Settlement of derivative financial instruments	3	(21,072)	-	(21,072)	-
Acquisition of investments		(18,963)	(45,563)	(150,088)	(64,462)
Proceeds on disposal of investments		25,996	2,858	49,477	12,204
Acquisition of royalty and stream interests		(1,236)	(750)	(56,664)	(50,250)
Proceeds on sale of royalty and stream interests		-	-	-	3,630
Property and equipment		(28)	(13)	(89)	(93)
Exploration and evaluation, net of tax credits		(510)	(2,533)	(881)	(7,617)
Net cash flows used in investing activities		(638,133)	(45,901)	(801,137)	(106,388)

Financing activities
Issuance of long-term debt		147,323	-	147,323	50,000
Issuance of common shares and warrants		261,816	1,095	264,201	177,608
Issue expenses		(190)	(57)	(190)	(8,066)
Financing fees		-	-	-	(844)
Investment from non-controlling interests		-	-	1,292	3,637
Normal course issuer bid purchase of common shares		-	-	(1,822)	-
Dividends paid		(3,730)	(3,795)	(11,759)	(11,231)
Net cash flows provided by (used in) financing activities		405,219	(2,757)	399,045	211,104
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(231,820)	(33,680)	(374,899)	145,378
Effects of exchange rate changes on cash and cash equivalents		(7,920)	1,906	(15,448)	(11,170)

Increase (decrease) in cash and cash equivalents		(239,740)	(31,774)	(390,347)	134,208
Cash and cash equivalents – beginning of period		348,642	424,491	499,249	258,509
Cash and cash equivalents – end of period		108,902	392,717	108,902	392,717

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	5

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other			Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2017		106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

Net earnings (loss)		-	-	-	-	-	-	21,847	21,847	(282)	21,565
Other comprehensive loss		-	-	-	-	-	(19,205)	-	(19,205)	-	(19,205)
Comprehensive income (loss)		-	-	-	-	-	(19,205)	21,847	2,642	(282)	2,360
Business combination	3	30,906,594	445,334	-	-	-	-	-	445,334	-	445,334
Private Placements	3	19,272,820	261,250	-	-	-	-	-	261,250	-	261,250
Dividends declared		-	-	-	-	-	-	(16,384)	(16,384)	-	(16,384)
Shares issued – Dividends reinvestment plan	12	70,708	1,044	-	-	-	-	-	1,044	-	1,044
Shares issued – Employee share purchase plan		17,829	260	-	-	-	-	-	260	-	260
Share options:
Shared-based compensation		-	-	-	2,405	-	-	-	2,405	-	2,405
Fair value of options exercised		-	162	-	(162)	-	-	-	-	-	-
Proceeds from exercise of options		43,970	625	-	-	-	-	-	625	-	625
Replacement share options:
Fair value of options exercised		-	1,202	-	(1,202)	-	-	-	-	-	-
Proceeds from exercise of options		190,471	2,148	-	-	-	-	-	2,148	-	2,148
Investments from non-controlling interests		-	-	-	-	-	-	295	295	9	304
Issue costs, net of taxes of $50		-	(139)	-	-	-	-	-	(139)	-	(139)
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	(17,401)	17,401	-	-	-
Settlement of derivative financial instruments, net of taxes of $2,824	3	-	-	-	-	-	18,248	-	18,248	-	18,248
Balance – September 30, 2017		156,999,707	1,620,776	30,901	12,452	3,091	(10,520)	273,465	1,930,165	1,594	1,931,759

(i) As at September 30, 2017, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to $7,667,000 and items that may be recycled to the consolidated statement of income amounting to $2,853,000.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd shareholders
	Number of				Equity	Accumulated
	common		Special		component of	other			Non-
	shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	Earnings	Total	interest	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2016	94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239
Adoption of IFRS 9	-	-	-	-	-	(7,610)	7,610	-	-	-

Net earnings (loss)	-	-	-	-	-	-	33,433	33,433	(233)	33,200
Other comprehensive income	-	-	-	-	-	62,611	-	62,611	-	62,611
Comprehensive income (loss)	-	-	-	-	-	62,611	33,433	96,044	(233)	95,811
Issuance of shares and warrants	11,431,000	159,325	13,283	-	-	-	-	172,608	-	172,608
Dividends declared	-	-	-	-	-	-	(12,770)	(12,770)	-	(12,770)
Shares issued – Dividends reinvestment plan	69,789	1,058	-	-	-	-	-	1,058	-	1,058
Shares issued – Employee share purchase plan	27,701	405	-	-	-	-	-	405	-	405
Share options:
Shared-based compensation	-	-	-	3,473	-	-	-	3,473	-	3,473
Fair value of options exercised	-	42	-	(42)	-	-	-	-	-	-
Proceeds from exercise of options	12,335	188	-	-	-	-	-	188	-	188
Replacement share options:
Fair value of options exercised	-	3,623	-	(3,623)	-	-	-	-	-	-
Proceeds from exercise of options	481,590	4,558	-	-	-	-	-	4,558	-	4,558
Equity component of convertible debenture, net
of transaction costs of $66 and taxes of $1,137	-	-	-	-	3,091	-	-	3,091	-	3,091
Investments from non-controlling interests	-	-	-	-	-	-	307	307	662	969
Issue costs, net of taxes of $2,003 and $167	-	(5,442)	(454)	-	-	-	-	(5,896)	-	(5,896)
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of taxes of $581	-	-	-	-	-	(4,438)	4,438	-	-	-
Balance – September 30, 2016	106,600,695	908,764	30,901	9,972	3,091	(9,360)	236,818	1,198,906	1,828	1,200,734

(i) As at September 30, 2016, accumulated other comprehensive income relates mainly to items that will not be recycled to the consolidated statement of income.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, a 9.6% diamond stream on the Renard diamond mine, a 4% gold and silver stream on the Brucejack gold and silver mine and a silver stream on the Gibraltar mine, all of which are in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. The Company also owns a portfolio of royalties, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada and the U.S.A. In addition, the Company invests in equities of exploration, development and royalty companies.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the presentation of depletion of royalty, stream and other interests which is now presented before Gross profit instead of under Other operating expenses in the consolidated statements of income and the new accounting policies described below. Certain comparative figures have been reclassified to conform to the presentation adopted in the current year for the depletion of royalty, stream and other interests. The Board of Directors approved the interim condensed consolidated financial statements on November 7, 2017.

New significant accounting policies

Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. In relation with the business combination closed on July 31, 2017 (Note 3), the Company acquired two significant wholly- owned subsidiaries for which the functional currency is the U.S. dollar: Osisko USA Royalty Company, LLC (Delaware) and Osisko Bermuda Limited (Bermuda). Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustments in other comprehensive income (loss).

Inventories

Inventories are mainly comprised of gold and silver bullions and diamonds in saleable form that have not yet been sold. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of presentation (continued)

New accounting policies (continued)

Financial instruments

Derivatives

Derivatives, other than warrants held in mining exploration, development and royalty companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Cash flow hedges

The Company has elected to apply the hedge accounting requirements of IFRS 9, Financial Instruments and to designate certain derivatives as cash flow hedges thereunder. The Company documents at the inception of the hedging transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at the inception of a hedge relationship and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in the cash flows of hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income (loss) and accumulated in equity under accumulated other comprehensive income (loss). The gain or loss relating to the ineffective portion is recognised immediately in the consolidated statement of income within other gains, net.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expires, is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

3.	Business combination

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 6 streams and 7 precious metal offtakes for $1.1 billion. The acquisition price was comprised of US$505.6 million ($631.1 million) in cash consideration, representing the agreed upon purchase price of US$500.6 million ($625.0 million) plus an estimate of US$5.0 million ($6.1 million) for the working capital acquired, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The combination of Osisko and Orion’s Portfolio results in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Business combination (continued)

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $190,000 ($139,000 net of income taxes) were incurred for the financing.

Additionally, Osisko drew US$118 million ($147.3 million) under its revolving credit facility with the National Bank of Canada and Bank of Montreal, settled the foreign exchange forward contracts (Note 17) by disbursing $275 million to acquire US$204.0 million and paid US$183.6 million ($229.9 million) from Osisko’s current cash and cash equivalents balance.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Orion’s Portfolio meets the definition of a business combination. Consequently, the transaction has been recorded as a business combination with Osisko as the acquirer.

The assets acquired and the liabilities assumed were recorded at their preliminary estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The transaction costs related to the acquisition were expensed under business development expenses and amounted to $8.9 million, of which $7.8 million are included in the consolidated statement of income for the three months ended September 30, 2017.

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets of Orion’s Portfolio. Some information to confirm fair value of certain assets, mainly the royalty, stream and other interests, are still to be confirmed. The allocation is expected to be completed by December 31, 2017.

The table below presents the preliminary purchase price allocation:

Consideration paid	$

Cash(1)	649,375
Issuance of 30,906,594 common shares(2)	445,333
1,094,708

Net assets acquired	$

Cash and cash equivalents	8,707
Other current assets	1,217
Royalty, stream and other interests	1,116,204
Current liabilities	(435)
Deferred income tax liability	(30,985)
1,094,708

(1)	Including the net loss on settlement of derivative financial instruments (cash flow hedges) of $18.2 million.
(2)

The fair value of the consideration paid in common shares represents the fair value of the shares on July 31, 2017 minus an illiquidity discount to take into account the twelve-month restrictions on their sales.

For the nine months ended September 30, 2017, the revenues and net earnings of the acquiree included in the statement of income amounted to respectively to $50,288,000 and $1,029,000.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Cash and cash equivalents

	September 30,	December 31,
	2017	2016
	$	$

Cash	98,904	404,347
Cash equivalents	9,998	94,902
	108,902	499,249

Cash equivalents are comprised of a banker’s acceptance bearing an interest rate of 1.03% and having a maturity date of October 2, 2017. As at September 30, 2017 and December 31, 2016, cash held in U.S. dollars amounted respectively to $29.7 million (US$23.8 million) and $243.0 million (US$181.0 million).

5.	Investments in associates

	Nine months ended	Year ended
	September 30,	December 31,
	2017	2016
	$	$

Balance – Beginning of period	82,902	44,011
Acquisitions	83,296	14,974
Exercise of warrants	5,765	775
Transfer from other investments	-	13,068
Share of loss, net	(2,632)	(6,623)
Share of other comprehensive income (loss), net	(1,031)	1,264
Net gain on ownership dilution	30,319	12,023
Disposals	(425)	-
Gain on disposal	-	3,410

Balance – End of period	198,194	82,902

The acquisitions for the nine months ended September 30, 2017 are related to investments in companies that were already considered as associates as at December 31, 2016, including the acquisition of additional common shares of Barkerville Gold Mines Ltd. (“Barkerville”) for an accounting acquisition cost of $48.0 million, which increased Osisko’s holding to 32.9% as at September 30, 2017, and the acquisition of additional common shares of Osisko Mining Inc. for an accounting acquisition cost of $28.0 million, which increased Osisko’s holding to 15.6% as at September 30, 2017.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Other investments

	Nine months ended	Year ended
	September 30,	December 31,
	2017	2016
	$	$
Fair value through profit or loss
Balance - Beginning of period	10,935	1,578
Acquisitions	7,913	3,278
Exercise of warrants	(923)	(311)
Change in fair value	2,449	6,390
Balance – End of period	20,374	10,935

Fair value through other comprehensive income
Balance – Beginning of period	97,274	93,607
Acquisitions	46,494	71,137
Exercise of warrants	500	-
Interests on financial assets at amortized cost paid in shares	12	26
Change in fair value	1,913	74,914
Disposals	(55,176)	(129,342)
Transfer to investments in associates	-	(13,068)
Balance – End of period	91,017	97,274

Amortized cost
Balance - Beginning of period	200	10,300
Transfer to short-term investments	-	(100)
Conversion to royalty, stream and other interests	-	(10,000)
Balance – End of period	200	200

Total	111,591	108,409

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests

			Nine months ended		Year ended
				September 30,	December 31,
				2017	2016
		Stream	Offtake
	Royalty interests	interests	interests	Total	Royalty interests
	$	$	$	$	$

Balance – Beginning of period	494,768	-	-	494,768	449,439
Acquisitions(i),(ii),	12,750	43,917	-	56,667	50,250
Business combination(iii) (Note 3)	289,509	734,764	91,931	1,116,204	-
Conversion of a note receivable	-	-	-	-	10,000
Sale	-	-	-	-	(3,630)
Depletion	(11,173)	(3,818)	(327)	(15,318)	(11,291)
Translation adjustments	(269)	(1,396)	(242)	(1,907)	-

Balance – End of period	785,585	773,467	91,362	1,650,414	494,768

Producing
Cost	506,318	628,946	54,962	1,190,226	431,455
Accumulated depletion	(23,053)	(3,822)	(328)	(27,203)	(11,879)
Net book value – End of period	483,265	625,124	54,634	1,163,023	419,576

Development
Cost	31,118	84,546	25,249	140,913	-
Accumulated depletion	-	-	-	-	-
Net book value – End of period	31,118	84,546	25,249	140,913	-

Exploration and evaluation
Cost	271,202	63,797	11,479	346,478	75,192
Accumulated depletion	-	-	-	-	-
Net book value – End of period	271,202	63,797	11,479	346,478	75,192

Total net book value – End of period	785,585	773,467	91,362	1,650,414	494,768

(i)

On April 19, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko on the Cariboo gold project to 2.25%. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

(ii)

On March 3, 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”) having a 75% interest in the Gibraltar copper mine (“Gibraltar”), a silver stream with reference to silver produced at Gibraltar, located in British Columbia, Canada. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Back-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees).

Stream interests are accounted for using the accounting policies for royalty interests as disclosed in the audited consolidated financial statements for the year ended December 31, 2016.

(iii)

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 7 precious metal offtakes and 6 streams. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

Stream and other interests are accounted for using the accounting policies for royalty interests as disclosed in the audited consolidated financial statements for the year ended December 31, 2016.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Provisions and other liabilities

		Nine months ended				Year ended
		September 30, 2017			December 31, 2016
	Share exchange	DSU and		Share exchange	DSU and
	rights(i)	RSU(ii)	Total	rights(i)	RSU(ii)	Total
	$	$	$	$	$	$

Balance – Beginning of period	10,692	5,894	16,586	7,067	3,109	10,176
Accretion expense	277	-	277	236	-	236
New liabilities	988	5,748	6,736	3,389	3,787	7,176
Settlement of liabilities	-	(5,539)	(5,539)	-	-	-
Extinguished liabilities	-	(59)	(59)	-	(268)	(268)
Revision of estimates	-	1,170	1,170	-	(734)	(734)

Balance – End of period	11,957	7,214	19,171	10,692	5,894	16,586

Current portion	-	5,490	5,490	-	4,153	4,153

Non-current portion	11,957	1,724	13,681	10,692	1,741	12,433

	11,957	7,214	19,171	10,692	5,894	16,586

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders had the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. In October 2017, the exercise date of the option was postponed by one month to November 20, 2017. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income. During the nine months ended September 30, 2017, the non-controlling interests invested $1,333,000 in Mines Coulon Inc.

(ii)	Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

9.	Revolving credit facility

The Company has a revolving credit facility (“Facility”) of $150.0 million as at September 30, 2017, of which US$118.0 million ($147.3 million) was drawn on July 31, 2017 to fund the acquisition of Orion’s Portfolio (Note 3). The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams or similar interests. The Facility is secured by the Company’s assets (including the royalty, stream and other interests) and has a two-year term, which can be extended by one year on each anniversary date (up to December 23, 2019). The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at September 30, 2017, all such ratios and requirements were met.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share capital and warrants

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2017:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(i)
	$			$

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,264,000	8,024,301
May 4, 2017	0.04	June 30, 2017	July 17, 2017	4,270,000	13,498,789
August 3, 2017	0.05	September 30, 2017	October 16, 2017	7,850,000	5,683,585

	0.13			16,384,000

(i)      Number of common shares held by shareholders participating to the dividend reinvestment plan (“DRIP”).

During the nine months ended September 30, 2017, the Company issued 70,708 common shares under the DRIP, at a discount rate of 3%. On July 17, 2017, 35,337 common shares were issued under the DRIP at a discount rate of 3%.

Warrants

The following table summarizes the Company’s warrants outstanding as at September 30, 2017:

Number of	Exercise	Expiry
warrants	price	date
	$
5,715,500	19.08	February 26, 2019
5,480,000	36.50	March 5, 2022
11,195,500

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Nine months ended			Year ended
	September 30, 2017		December 31, 2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	3,063,130	14.25	2,823,333	13.71
Granted(i)	763,400	16.57	1,084,700	13.43
Exercised	(43,970)	14.22	(12,335)	15.22
Exercised – Virginia replacement share options(ii)	(190,471)	11.28	(505,756)	9.50
Expired	(4,333)	15.80	(30,712)	13.77
Forfeited	(40,633)	14.35	(296,100)	14.17
Balance – End of period	3,547,123	14.91	3,063,130	14.25
Options exercisable – End of period	2,018,090	14.58	1,322,729	14.04

(i)	Options were granted to officers, management and employees.
(ii)	Share options issued as Virginia replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the nine months ended September 30, 2017 was $15.83.

The following table summarizes the Company’s share options outstanding as at September 30, 2017:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price

8.35 – 9.98	57,391	9.77	4.38	57,391	9.77
10.58 – 10.73	72,075	10.66	5.55	72,075	10.66
13.38 – 14.78	998,193	13.49	3.78	411,627	13.49
14.90 – 15.80	1,682,664	15.33	2.32	1,473,664	15.26
16.66 – 17.84	736,800	16.68	4.67	3,333	17.84
	3,547,123	14.90	3.32	2,018,090	14.58

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2017	December 31, 2016

Dividend per share	1%	1%
Expected volatility	38%	41%
Risk-free interest rate	1%	1%
Expected life	45 months	45 months
Weighted average share price	$16.57	$13.43
Weighted average fair value of options granted	$4.58	$3.88

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2016 and 2017 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three and nine months ended September 30, 2017, the total share-based compensation related to share options in the consolidated statement of income amounted to $850,000 and $2,398,000, respectively ($1,042,000 and $3,259,000 for the three and nine months ended September 30, 2016, respectively) and share-based compensation capitalized to exploration and evaluation assets amounted to $6,000 for the nine months ended September 30, 2017 ($56,000 and $214,000 for the three and nine months ended September 30, 2016, respectively).

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Nine months ended			Year ended
	September 30, 2017		December 31 ,2016
	DSU	RSU	DSU	RSU

Balance – Beginning of period	175,446	595,076	106,408	440,166
Granted	88,600	231,300	67,600	211,300
Reinvested (dividends on common shares)	1,596	5,451	1,438	5,674
Settled	-	(225,429)	-	-
Forfeited	-	(7,580)	-	(62,064)
Balance – End of period	265,642	598,818	175,446	595,076

Balance – Vested	176,874	-	107,573	-

The DSU granted vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director. The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the DSU and RSU plans for the three and nine months ended September 30, 2017 amounted to $2,076,000 and $6,859,000, respectively (reversal of expense of $100,000 and expense of $2,463,000 for the three and nine months ended September 30, 2016, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Revenues

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Royalties	19,045	17,570	52,682	48,968
Streams	7,048	-	8,896	-
Offtakes	42,086	-	42,086	-
	68,179	17,570	103,664	48,968

13.	Cost of sales (recovery)

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Royalties	78	(45)	156	121
Streams	2,712	-	3,007	-
Offtakes	41,424	-	41,424	-
	44,214	(45)	44,587	121

14.	Additional information on the consolidated statements of income

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Change in fair value of financial assets at fair value through profit and loss	985	6,301	2,449	10,309
Net gain on dilution of investments in associates	13,510	3,691	30,319	6,910
Net gain (loss) on acquisition of investments(i)	148	-	(2,135)	8,913
Net gain on disposal of investments	71	-	703	3,410
Other gains, net	14,714	9,992	31,336	29,542

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Net earnings per share

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
Net earnings attributable to Osisko Gold Royalties Ltd’s shareholders	6,728	17,757	21,847	33,433

Basic weighted average number of common shares outstanding (in thousands)	140,605	106,564	118,059	104,019
Dilutive effect of share options	232	193	124	187
Dilutive effect of warrants	-	-	-	-
Dilutive effect of convertible debenture	-	-	-	-
Diluted weighted average number of common shares	140,837	106,757	118,183	104,206

Net earnings per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	0.05	0.17	0.19	0.32
Diluted	0.05	0.17	0.18	0.32

For the three and nine months ended September 30, 2017, 1,353,733 share options and 1,624,765 share options (1,721,933 share options and 2,880,332 share options for the three and nine months ended September 30, 2016, respectively) were respectively excluded from the computation of diluted earnings per share due to being anti-dilutive. For the three and nine months ended September 30, 2017 and 2016, the 11,195,500 outstanding warrants and the 2,620,545 common shares underlying the convertible debenture were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Additional information on the consolidated statements of cash flows

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Interests received	675	691	2,718	1,965
Interests paid on long-term debt	543	499	1,758	1,266
Dividends received	-	1,572	215	4,716

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	(1,453)	(481)	(1,627)	337
Increase in inventories	(7,308)	-	(7,308)	-
Increase in other current assets	(532)	(639)	(321)	(711)
Increase (decrease) in accounts payable and accrued liabilities	4,160	94	3,518	(1,423)
	(5,133)	(1,026)	(5,738)	(1,797)

Accounts receivable on disposal of investments
Beginning of period	-	-	159	-
End of period	6,985	274	6,985	274

Accounts payable on acquisition of investments
Beginning of period	1,634	-	819	-
End of period	-	695	-	695

Tax credits receivable related to exploration and evaluation assets
Beginning of period	4,896	4,204	6,238	2,287
End of period	4,916	5,136	4,916	5,136

Accounts payable and accrued liabilities related to exploration and evaluation assets
Beginning of period	319	433	276	704
End of period	139	465	139	465

Accounts payable and accrued liabilities related to share issue expenses
Beginning of period	-	57	-	-
End of period	-	-	-	-

The Company paid $5,000,000 in January and March 2016 for the acquisition of royalty interests that were included in accounts payable and accrued liabilities as at December 31, 2015.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Financial risks

Foreign exchange risk

The Company holds balances in cash and cash equivalents denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange. In addition, the Company, in connection with the business combination (Note 3), has entered in June 2017 into foreign exchange forward contracts to mitigate its exposure to foreign currency risks as the Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed pre-determined amount of US$500.6 million. The Company entered into foreign exchange forward contracts to buy US$204.0 million at a weighted average rate of 1.3480 US$/CA$ and designated these contracts as cash flow hedges. These contracts were settled on July 31, 2017 (acquisition date of the business combination). The amount of ineffectiveness recorded in the consolidated statement of income is insignificant.

The balance of the cash portion of the acquisition price to be paid in U.S. dollars (approximately US$296.6 million) was paid from current cash and cash equivalent balances denominated in U.S. dollars and the available revolving credit facility. The current cash and cash equivalents balances denominated in U.S. dollars held by entities having the Canadian dollar as their functional currency (US$10.4 million as at September 30, 2017) are not part of any hedging relationship and, therefore, foreign exchange gains and losses on these balances continue to be presented in the consolidated statement of income.

18.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			September 30, 2017
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	6,287	6,287
Other minerals, oil and gas	-	-	14,087	14,087
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	22,172	-	-	22,172
Publicly traded mining exploration and development companies
Precious metals	55,801	-	-	55,801
Other minerals, oil and gas	13,044	-	-	13,044

	91,017	-	20,374	111,391

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Fair value of financial instruments (continued)

			December 31, 2016
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,227	3,227
Other minerals, oil and gas	-	-	7,708	7,708
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	30,338	-	-	30,338
Publicly traded mining exploration and development companies
Precious metals	41,627	-	-	41,627
Other minerals, oil and gas	25,309	-	-	25,309
	97,274	-	10,935	108,209

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

The Company has no financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2016.

During the nine months ended September 30, 2017 and 2016, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and call options) for the nine months ended September 30, 2017 and 2016:

	2017	2016
	$	$

Balance – Beginning of period	10,935	1,578
Acquisitions	7,912	3,108
Exercised	(923)	(270)
Change in fair value - investments exercised(i)	351	242
Change in fair value - investments expired(i)	30	(88)
Change in fair value - investments held at the end of the period(i)	2,069	3,854
Balance – End of period	20,374	8,424

(i)	Recognized in the consolidated statement of income under other gains, net.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Fair value of financial instruments (continued)

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3:

September 30, 2017
Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
$
Other investments

Warrants and call options on equity		Black-Scholes
securities of publicly traded mining		option	Expected
exploration and development companies	20,374	pricing model	volatility	43% to 100%	58%

An increase (decrease) in the expected volatility of 10% would lead to an increase (decrease) in the fair value of $671,000 ($689,000) as at September 30, 2017.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities, the liability related to share exchange rights and the long-term debt. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

The following table presents the carrying amount and the fair value of the long-term debt, categorized as a Level 2, as at September 30, 2017:

September 30, 2017
	Carrying	Fair
	amount	value
	$	$

Long-term debt	193,738	193,283

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues from the sale of precious metals received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three and nine months ended September 30, 2017, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016

Royalties
Canada	18,157	17,570	51,794	48,968
Rest of the World	888		888
		-		-
	19,045	17,570	52,682	48,968
Streams
Canada	3,800	-	5,648	-
Rest of the World	3,248		3,248
		-		-
	7,048	-	8,896	-
Offtakes
Canada	26,349	-	26,349	-
Australia	11,320	-	11,320	-
Rest of the World	4,417		4,417
		-		-
	42,086	-	42,086	-

Total revenues	68,179	17,570	103,664	48,968

For the three and nine months ended September 30, 2017, one royalty interest generated revenues of $13.1 million and $38.2 million, respectively, which represented 50% and 62% of revenues (excluding revenues generated from the offtakes). For the three and nine months ended September 30, 2016, one royalty interest generated revenues of $13.5 million and $37.4 million, respectively, which represented 77% and 76% of revenues.

For the three and nine months ended September 31, 2017 and 2016, revenues were almost exclusively generated from precious metals.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Segment disclosure (continued)

The following table summarizes the royalty, stream and other interests by country, which is based on the location of the property related to the royalty, stream or other interest:

	September 30,	December 31,
	2017	2016
	$	$
Royalty interests, net
Canada	607,560	471,077
United States	124,470	22,941
South America	4,900	-
Rest of the World	48,655	750
	785,585	494,768
Stream interests, net
Canada	388,692	-
United States	63,798	-
South America	177,154	-
Asia	84,547	-
Rest of the World	59,276	-
	773,467	-
Offtake interests, net
Canada	38,374	-
Asia	25,248	-
Rest of the World	22,890	-
	91,362	-

Royalty, stream and other interests, net	1,650,414	494,768

20.	Related party transactions

In addition to the transactions described in Notes 5 and 7, during the three and nine months ended September 30, 2017, amounts of $1,013,000 and $2,910,000 ($1,381,000 and $3,877,000 for the three and nine months ended September 30, 2016, respectively, including $618,000 and $1,711,000 related to capitalized exploration and evaluation activities) were respectively invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices. An amount of $852,000 (including sales taxes) is receivable from associates and included in accounts receivable as at September 30, 2017 ($720,000 as at December 31, 2016).

During the three and nine months ended September 30, 2017, amounts of $44,000 and $391,000 (nil during the three and nine months ended September 30, 2016) were respectively invoiced to Osisko by an associate for professional services and rental of offices, including $30,000 and $355,000 related to capitalized exploration and evaluation activities. As at September 30, 2017, an amount of $6,000 (including sales taxes) is payable to an associate and included in accounts payable and accrued liabilities ($186,000 as at December 31, 2016).

During the three and nine months ended September 30, 2017, interest revenues of $190,000 and $558,000 ($179,000 and $239,000 during the three and nine months ended September 30, 2016, respectively) were respectively accounted for with regards to a $10.0 million financing completed in May 2016 with Falco Resources Ltd. (“Falco”), an associate of Osisko. As at September 30, 2017, interests of $975,000 ($418,000 as at December 31, 2016) are receivable from Falco.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Related party transactions (continued)

During the nine months ended September 30, 2017, certain directors and officers of Osisko have participated in financings completed by certain associates. Each of these transactions were concluded under the same terms and conditions offered to the other participants.

21.	Commitments

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production			Per Ounce/Carat
	to be Purchased (ounces or %)			Cash Payment (US$)			Term of	Date of Contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement

Amulsar(1),(7)	142,454	694,000		$400	$4		40 years	Nov 25, 2015

Back Forty(7)		75%			$4		Life of mine	Mar 31, 2015

Brucejack offtake(7)	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au	Sept. 21, 2015

Brucejack stream(2), (7)	4%			$400	$4		Until delivery of 7,067,000 ounces Au	Sept. 21, 2015

Matilda offtake(7)	55%			Based on quotational period			Until delivery of 300,000 ounces Au	May 18, 2015

Mantos (3), (7)		100%			25% spot		Life of mine	Sept 11, 2015

Renard(4), (7)			9.6%			$50	40 years	Jul 8, 2014

SASA(5), (7)		100%			$5		40 years	Nov 3, 2015

Gibraltar(6)		100%			$2.75		Life of mine	March 3, 2017

(1)

Stream of 4.22% of gold and 62.5% of silver production up to the production maximum. Subject to multiple buyback options: 50% for US$31.3 million and US$34.4 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be July 1, 2018. 1% inflation price escalation after 2nd anniversary.

(2)

Stream subject to multiple buyback/buydown options: December 31, 2018 buyback for US$119 million or buydown for US$75 million + 1.5% ongoing stream; December 31, 2019 buyback for US$136 million or buydown for US$75 million + 2% ongoing stream. If buyback/buydown not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream.

(3)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(4)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods.
(5)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(6)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

(7)	Acquired through the acquisition of Orion’s Portfolio (Note 3).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Subsequent events

Bought deal of convertible senior unsecured debentures

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures (the “Debentures”) of $300 million (the “Offering”) with a syndicate of underwriters co-led by National Bank Financial Inc., BMO Capital Markets and Desjardins Capital Markets (the “Underwriters“).The Offering was comprised of a $184 million public offering of Debentures (the “Public Offering“) and a $116 million private placement of Debentures (the “Private Offering“). In connection with the Offering, the Public Sector Pension Investment Board and Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec, purchased respectively $100 million and $16 million of Debentures through the Private Offering on the same terms and conditions as the Public Offering. The Underwriters have received a cash commission of 3.55% related to the Offering.

The Debentures bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

The net proceeds from the Offering will be used to fund the acquisition of precious metal royalties and streams, working capital, and general corporate purposes.

Dividends

On November 7, 2017, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2018 to shareholders of record as of the close of business on December 29, 2017.